FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December 2009	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐     Form 40-F ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
		Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary

Date: December 31, 2009	By:	/s/ Katharine M. Anderson
		Name:	Katharine M. Anderson
		Title:	Assistant Corporate Secretary